UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 5)*


                              Sunrise Medical, Inc.
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                                (Name of Issuer)


                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    867910101
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                                 (CUSIP Number)

                              Richard I. Ellenbogen
                              EnTrust Capital Inc.
                               650 Madison Avenue
                            New York, New York 10022
                                 (212) 888-1040
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                January 22, 1999
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                                   13D
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CUSIP NO.     867910101                                                                     PAGE     2      OF      7    PAGES
          --------------------                                                                   ----------    ---------
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
  1
        NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
        Entrust Capital Inc.
        (No. 13-3933026)
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  2
        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                                   (A) |_|
                                                                                                                           (B) |_|

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  3
        SEC USE ONLY


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  4
        SOURCE OF FUNDS*


        OO
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  5
        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                                |_|

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  6
        CITIZENSHIP OR PLACE OF ORGANIZATION


        Delaware
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                       7
NUMBER OF SHARES             SOLE VOTING POWER
  BENEFICIALLY               None
                    ---------------------------------------------------------------------------------------------------------------
                       8
    OWNED BY                 SHARED VOTING POWER
                             870,940
      EACH
                    ---------------------------------------------------------------------------------------------------------------
                       9
    REPORTING                SOLE DISPOSITIVE POWER
                             None
     PERSON
                    ---------------------------------------------------------------------------------------------------------------
                       10
      WITH                   SHARED DISPOSITIVE POWER
                             1,014,798
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 11
        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,014,798
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 12
        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                                |_|


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 13
        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        4.57%
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 14     TYPE OF REPORTING PERSON

        IA
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
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                EXPLANATORY NOTE

This Amendment No. 5 to Schedule 13D is being filed to indicate that EnTrust Capital Inc. is no longer the beneficial owner of more than 5% of the Issuer's equity securities.


ITEM 1.  SECURITY AND ISSUER

         The title and class of equity security to which this statement on
Schedule 13D relates is the common stock, $.01 par value per share (the "Common Stock"), of Sunrise Medical, Inc., a Delaware corporation (the "Issuer"). The address of the Issuer's principal executive office is 2382 Faraday Avenue, Suite 200, Carlsbad, CA 92008.


ITEM 2.  IDENTITY AND BACKGROUND

         This statement is filed on behalf of EnTrust Capital Inc., a Delaware Corporation ("EnTrust"), whose principal executive office is located at 650 Madison Avenue, New York, NY 10022.

         EnTrust principally engages in the business of an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, managing equity and fixed income accounts for clients on a discretionary basis.

         The shareholders, directors and principal executive officers of EnTrust are Michael Horowitz, Mark Fife and Gregg Hymowitz (each, a "Principal"). The business address of each Principal is 650 Madison Avenue, New York, New York 10022. The principal occupation or each Principal (each of who is a citizen of the United States) is the business of EnTrust.

         During the last five years, neither EnTrust nor any executive officer, director or shareholder of EnTrust has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) As of the close of business on January 22, 1999, and based on the number of shares of Common Stock reported to be outstanding as of November 6,1998 (i.e., 22,196,483 shares),

                  EnTrust beneficially owned 1,014,798 shares of Common Stock, representing approximately 4.57% of the outstanding shares of Common Stock of the Issuer.

                  Of the shares of Common Stock beneficially owned by EnTrust, 17,600 shares are for the account of Mark Fife, members of his immediate family and a foundation controlled by him, 21,450 shares are for the account of Michael Horowitz and members of his immediate family, and 5,600 shares are for the account of Gregg Hymowitz and members of his immediate family.

         (b) The responses of EnTrust to (i) Rows (7) through (10) of the cover page of this statement on Schedule 13D hereof are incorporated herein by reference.

         (c) Attached hereto as Appendix A, is a list of each transaction in the Common Stock of the Issuer effected by EnTrust Capital Inc. on behalf of clients since December 31, 1998 (the filing of Amendment No. 4 to Schedule 13D).

         (d) Each client of EnTrust whose account holds shares of Common Stock of the Issuer, has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock beneficially owned by EnTrust on his or its behalf. Except with respect to such clients, EnTrust, to the best of its knowledge, is not aware of any other person who has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock of the issuer beneficially owned by EnTrust.

         (e) EnTrust ceased to be the beneficial owner of more than five percent of the class of the Issuer's securities on January 22, 1999.

                                   SIGNATURE


                  After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  January 26, 1999

                                    EnTrust Capital Inc.

                                    /s/ Richard I. Ellenbogen
                                    ----------------------------------------
                                    Name: Richard I. Ellenbogen
                                    Title: Vice President & General Counsel

                                   Appendix A
                                   ----------

I. Purchases of the Common Stock of the issuer. Each listed transaction was effected through brokers or dealers on the New York Stock Exchange, Inc.

Date of Transaction                 Number of Shares of Common Stock            ($) Price Per Share
-------------------                 -----------------------------------         -------------------
None


II. Sales of the Common Stock of the issuer. Each listed transaction was effected through brokers or dealers on the New York Stock Exchange, Inc.


Date of Transaction                 Number of Shares of Common Stock            ($) Price Per Share
-------------------                 -----------------------------------         -------------------
1.5.99                                          650                                    12.1875
1.5.99                                        2,100                                    11.8125
1.7.99                                        5,600                                    11.75
1.7.99                                          650                                    11.5
1.8.99                                       64,300                                    11.8981
1.8.99                                        1,700                                    11.75
1.12.99                                       4,600                                    11.5
1.14.99                                       3,200                                    10.125
1.15.98                                       3,800                                    10.0625
1.20.98                                      27,000                                    9.9722
1.21.99                                       5,000                                    10.0375
1.22.99                                       1,000                                    8.0625
1.22.99                                     896,200                                    7.8557



         Included in the foregoing list of sales are the following transactions for the accounts of officers, directors and principal shareholders of EnTrust:

Account of Michael Horowitz
Date of Transaction                 Number of Shares of Common Stock            ($) Price Per Share
-------------------                 -----------------------------------         -------------------
1.22.99                                         550                                    7.8557



Accounts of Mark Fife (including foundation controlled by him)

Date of Transaction                 Number of Shares of Common Stock            ($) Price Per Share
-------------------                 -----------------------------------         -------------------
1.22.99                                     11,750                                     7.8557



                                       6

Accounts of Gregg Hymowitz (including immediate family members)

Date of Transaction                 Number of Shares of Common Stock            ($) Price Per Share
-------------------                 -----------------------------------         -------------------
1.8.99                                       12,000                                    11.8981
1.20.99                                       4,000                                    9.9722
1.22.99                                      10,800                                    7.8557



III. An additional 16,850 Shares are held in accounts over which EnTrust no longer has any beneficial interest.













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